Exhibit 99.1

Atour Lifestyle Holdings Limited Announces Pricing of Upsized Registered Secondary Offering of

American Depositary Shares by Legend Capital

SHANGHAI, June 8, 2023 /GlobeNewswire/ — Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced the pricing of an upsized registered secondary underwritten offering by entities affiliated with Legend Capital (“Legend Capital”) of an aggregate of 5,760,000 American depositary shares (the “ADSs” and such offering, the “Secondary Offering”), each ADS representing three Class A ordinary shares of the Company, at an offering price of US$14.80 per ADS. The Secondary Offering was upsized from 4,800,000 ADSs, as previously disclosed, to 5,760,000 ADSs. The underwriters in the Secondary Offering will have a 30-day option to purchase up to 864,000 additional ADSs from Legend Capital.

The Company will not receive any proceeds from the sale of the ADSs by Legend Capital. The gross proceeds of the Secondary Offering to Legend Capital amounts to US$85.2 million, without deducting underwriting discounts and commissions and offering expenses payable by Legend Capital and assuming the underwriters do not exercise the option to purchase additional ADSs. The closing of the Secondary Offering will be subject to customary closing conditions.

BofA Securities, Inc., and CMB International Capital Limited act as the joint bookrunners for the Secondary Offering.

This Secondary Offering is being made only by means of a written prospectus forming a part of an effective registration statement. The registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). A copy of the prospectus related to this Secondary Offering may be obtained by contacting BofA Securities, Inc., One Bryant Park, New York, NY 10036, United States of America, Attention: Prospectus Department, telephone: +1-800-294-1322, email: dg.prospectus_requests@bofa.com; CMB International Capital Limited, 45F, Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: CMBI ECM, telephone: +852-3761-8990, email: ECMs@cmbi.com.hk.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677